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                  March 18, 2024

       Sven-Olof Lindblad
       Chief Executive Officer
       Lindblad Expeditions Holdings, Inc.
       96 Morton Street, 9th Floor
       New York, NY 10014

                                                        Re: Lindblad
Expeditions Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 6, 2024
                                                            File No. 333-277712

       Dear Sven-Olof Lindblad:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Energy & Transportation
       cc:                                              John J. Wolfel